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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                     Filing No. 3 for the Month of May, 2002



                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X     Form 40-F
                                      ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No  X
                                ---        ---

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                         ADB SYSTEMS INTERNATIONAL INC.

         On May 30, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced that it had received approval from The Nasdaq Stock Market to transfer it listing from the National Market to the SmallCap Market, effective June 3, 2002. The Company's trading symbol will continue to be ADBI. The Company's listing on the Toronto Stock Exchange, where its common shares trade under the symbol ADY, will not be affected.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888), and into the prospectus contained therein. The Company does not incorporate by reference Exhibit 1 into its Registration Statement on Form F-3 or into the prospectus contained therein.

         Exhibit 1. Press release, dated May 30, 2002, of ADB Systems International, Inc.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ADB SYSTEMS INTERNATIONAL INC.
Date: May 30, 2002                    By:  /s/ John Mackie
                                          ----------------
                                          Name: John Mackie
                                          Title: Vice-President, General Counsel
                                                 and Corporate Secretary